The Gabelli Natural Resources, Gold & Income Trust
One Corporate Center
Rye, New York 10580-1422
January 24, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Laura E. Hatch

Re:	The Gabelli Natural Resources, Gold & Income Trust
Registration Statement on Form N-2
(File Nos. 811-22216 and 333-152424)
Dear Ms. Hatch:
          In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, The Gabelli Natural Resources, Gold & Income Trust (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it may become effective by 10:00 AM, Eastern Time, on January 26, 2011 or as soon as practicable thereafter.
          The Fund hereby acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (4) it may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          The Fund hereby requests that you notify Richard Prins (212-735-2790), Veronica Castillo (212-735-3859) or Rose Park (212-735-2262) of Skadden, Arps, Slate, Meagher & Flom LLP by telephone once the Registration Statement has been declared effective.

Sincerely, THE GABELLI NATURAL RESOURCES, GOLD & INCOME TRUST
By:	/s/ Bruce N. Alpert
Bruce N. Alpert
Principal Executive Officer & President

[MORGAN STANLEY & CO. INCORPORATED LETTERHEAD]
January 24, 2011
VIA EDGAR
Laura E. Hatch
Staff Accountant
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
The Gabelli Natural Resources, Gold & Income Trust
Registration Statement on Form N-2
File Nos. 333-152424 and 811-22216
Dear Ms. Hatch:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of the several underwriters, of the above captioned securities, hereby joins in the request of The Gabelli Natural Resources, Gold & Income Trust that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 AM, Eastern Time, on January 26, 2011, or as soon thereafter as practicable.

Sincerely,

MORGAN STANLEY & CO. INCORPORATED

As Representative

By: MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Sue Portelli
Name:	Sue Portelli
Title:	Executive Director